Exhibit (a)(1)(x)

Ansell Limited

A.B.N. 89 004 085 330

Level 3, 678 Victoria Street

Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne

Victoria 3001, Australia

Telephone (+613) 9270 7270

Facsimile (+613) 9270 7300

www.ansell.com

25 November 2004

OFF-MARKET SHARE BUY-BACK

CHANGE IN SCALE BACK MECHANISM RE NON-MARKET PARCELS

AND EXTENSION TO FRIDAY, 10 DECEMBER, 2004

Ansell Limited hereby announces the amendment of the scale back mechanism for its Off-Market Buy-Back, relating to non-market parcels only. The change is necessary to satisfy U.S. security law requirements and cross-jurisdictional issues. The terms of the Australian scale back (as set out in the Buy-Back offer document) are amended so that if, following the scale back, a shareholder is left with less than a Marketable Parcel of Shares, Ansell will not buy back the remaining Shares in order to be consistent with the U.S. scale back.

Shareholders who are likely to be affected by the change in the scale back mechanism will receive a letter from the Company explaining the impact of the change on their participation in the Buy-Back. Based on acceptances as of 23 November, this would affect less than 2000 shareholders and less than 1/2% of the total number of shares outstanding.

Ansell is therefore obliged to further extend the Closing Date for the Buy-Back, in order to give Shareholders sufficient time to assess their participation in the Buy-Back.

Note that there is no change to the Buy-Back price of A$9.20 which was announced earlier.

All holders of Ordinary Shares now have until 5.00 p.m. Melbourne, Australian time, on Friday, December 10, 2004 (1.00 a.m., U.S. Eastern Standard Time) and holders of ADSs now have until 5.00 p.m., New York (U.S. Eastern Standard Time) time, on Wednesday, December 8, 2004 to accept/tender, amend or withdraw previous acceptances/tenders, unless further extended.

As of close of business on 23 November, tenders/acceptances had been received in respect of 32,436,602 shares, which is well above the number required to successfully complete the Buy-Back. If acceptances/tenders remain in excess of the A$155 million maximum at the close of the Buy-Back, a scale back will be carried out in accordance with the amended scale back mechanism. The result of any such scale back will be announced on Monday, 13 December, 2004. The latest date for despatch of cheques to Shareholders will be 21 December, 2004.

Shareholders are urged to read the Buy-Back document carefully before deciding to participate in the Buy-Back and consult with their financial, tax or other advisers to make an informed decision. General enquiries can be directed to the Computershare Investor Shareholder information lines on 1300 726 419 within Australia or (613) 9425 4218 from outside Australia. U.S. resident shareholders should call Georgeson Shareholder, Information Agent, toll free on 1-800-506-7187.

This press release includes “forward-looking statements” (within the meaning of the United States Securities Exchange Act of 1934, as amended) and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. These forward-looking statements relate to our expectations and beliefs regarding future events, including, but not limited to, the receipt of an explanatory letter, extension of the offer and the occurrence of any potential scale back which is inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We believe that a number of important factors, risks and uncertainties could cause our actual results to differ from statements made in this release, including, without limitation, fluctuation foreign currency exchange rates, market acceptance and participation in the offer, and other risk factors detailed in our filings with the SEC and ASX. Should one or more of these risks or uncertainties materialise or should underlying assumptions prove incorrect, actual results may vary materially form those anticipated, planned for, estimated, expected or projected.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (613) 9270 7215 or (61) 0401 140 749 Email: dgraham@ap.ansell.com

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.